EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	March 27, 2004 (1)	March 29, 2003 (2)
Fixed charges:
Interest expense	$195	$205
Interest portion of rental expense	50	46

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	245	251
Preference security dividends of consolidated subsidiaries	—	13
Capitalized interest	8	8

Total fixed charges	$253	$272

Earnings available for fixed charges:
Income before income taxes	$1,117	$1,126
Less undistributed (loss) income in minority-owned companies	(1)	5
Add minority interest in majority-owned subsidiaries	2	12
Add amortization of capitalized interest	13	17
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	245	251

Total earnings available for fixed charges	$1,376	$1,411

Ratio of earnings to fixed charges	5.4	5.2

(1)	During the first nine months of fiscal 2004, the corporation recorded a pretax charge of $11 million in connection with certain exit activities and business dispositions.

(2)	During the first nine months of fiscal 2003, the corporation recorded a pretax credit of $13 million in connection with certain exit activities and business dispositions that were completed for amounts more favorable than originally estimated.

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